

07003830

EDSTATES
XCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING FEB 2 8 2007 WASH, DC 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2006** (MM/DD/YY) AND ENDING **December 31, 2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CIMAS d/b/a Curran Advisory Services**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Pearl Street
(No. and Street)

Albany	**New York**	**12207**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Beaton **(603) 502-9677**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

66 State Street , Suite 200	**Albany**	**New York**	**12207**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Diane H. Watters**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CIMAS d/b/a Curran Advisory Services**, as of **December 31**, 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

COSTANTINO S. PRESTIGIACOMO
Notary Public - State of New York
No. 01PR6110354
Qualified in Albany County
My Commission Expires May, 24, 2008

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIMAS, LLC d/b/a CURRAN ADVISORY SERVICES

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
of CIMAS, LLC d/b/a Curran Advisory Services

We have audited the accompanying statement of financial condition of CIMAS, LLC d/b/a Curran Advisory Services as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIMAS, LLC d/b/a Curran Advisory Services as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Albany, New York
February 17, 2007

CIMAS, LLC d/b/a CURRAN ADVISORY SERVICES
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

Assets	
Current Assets	
Cash and cash equivalents	$ 1,655
Investment in money market fund, at market value	430,522
Prepaid expenses	8,058
Total current assets	440,235
Total assets	$ 440,235
Liabilities and Member's Equity	
Current Liabilities	
Accounts payable	$ 25,763
Total current liabilities	25,763
Member's equity	414,472
Total liabilities and member's equity	$ 440,235

See notes to financial statements.

CIMAS, LLC d/b/a CURRAN ADVISORY SERVICES
STATEMENT OF OPERATIONS
Year Ended December 31, 2006

Revenues:	
Client fee income	$ 536,849
Commissions- debt and equity securities	50,124
Commissions- mutual funds	25,946
Interest income	17,644
Other income	760
Total revenues	631,323
Expenses:	
Clearing and custody	210,308
Employee compensation and benefits	129,483
Occupancy	26,663
Professional	21,840
Licenses and permits	17,551
Technology expense	16,489
Other operating expenses	11,084
Travel and entertainment	6,000
Utilities	2,591
Insurance	1,224
Total expenses	443,233
Net income	$ 188,090

See notes to financial statements.

CIMAS, LLC d/b/a CURRAN ADVISORY SERVICES
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2006

Balance, December 31, 2005	$ 364,382
Member's distribution	(138,000)
Net income	188,090
Balance, December 31, 2006	$ 414,472

See notes to financial statements.

CIMAS, LLC d/b/a CURRAN ADVISORY SERVICES
STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

Cash Flows From Operating Activities	
Net income	$188,090
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in commissions receivable	5,480
Decrease in prepaid expenses	1,201
Increase in accounts payable	21,252
Cash provided by operating activities	216,023
Cash Flow From Investing Activities	
Member's distributions	(138,000)
Cash used in financing activities	(138,000)
Cash Flow From Financing Activities	
Deposits to money market fund, net	(88,147)
Decrease in due to affiliate	(3,120)
Cash used in investing activities	(91,267)
Net decrease in cash and cash equivalents	(13,244)
Cash and cash equivalents, beginning of period	14,899
Cash and cash equivalents, end of year	$ 1,655

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

CIMAS, LLC d/b/a Curran Advisory Services (the Company) is a single member limited liability company.

The Company was formed for the purpose of providing individualized investment management services. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD).

CIM, LLC d/b/a Curran Investment Management (CIM, LLC) is an affiliate of the Company.

(b) Revenue Recognition

Client fee income represents total revenue earned by CIMAS, LLC on assets which are managed by CIM, LLC (Note 2). Client fee income is calculated on a quarterly basis and recognized ratably over the period. Under a revenue sharing agreement with CIM, LLC, the Company receives 25% of client fees earned when the client has contracted with CIM, LLC under a wrap fee arrangement and also selected CIMAS, LLC as the designated broker-dealer.

If the client designates CIMAS, LLC as the broker-dealer but does not have a wrap-fee arrangement with CIM, LLC, the client will pay custodial fees and transaction costs directly to CIMAS, LLC. There is no division of client fees on assets between CIM and CIMAS under the "fee plus commission" contractual arrangement and all fees earned by CIMAS would be included in the commissions and/or mutual fund income revenue reported by CIMAS, LLC.

Commissions on debt and equity securities transactions is recorded based on the settlement date which does not differ materially from trade date accounting for such transactions.

Mutual fund commissions are recognized when received by the Company.

(c) Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2006. All customer transactions are cleared through another broker-dealer (note 4) on a fully disclosed basis and the Company promptly forwards all funds and securities of its customers received in connection with its activities to this broker-dealer. The Company does not maintain margin accounts.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to be cash on hand, cash in banks and temporary cash investments with an original maturity of less than three months.

(f) Income Taxes

The Company is treated as a Partnership for federal and state income tax purposes, and it is the member's responsibility to report and pay income taxes on the Company's income. Accordingly, no provision for income taxes has been provided for in the Company's financial statements.

NOTE 2 — RELATED PARTY TRANSACTIONS

Under a revenue sharing agreement with CIM, LLC, the Company retains 25% of client fee revenues earned. This portion of fee revenue is recorded by the Company to cover the clearing and custody expenses of CIM, LLC's clients whose accounts are in custody with the clearing firm with whom the Company has a clearing agreement without regard to the actual custody expenses incurred by the Company.

Under an expense sharing agreement, the Company's affiliate, CIM, LLC, allocates certain operating expenses to the Company for occupancy expenses, employee services, and other miscellaneous expenses incurred for the benefit of the Company. CIM, LLC is reimbursed by the Company on a monthly basis. Operating expenses allocated to the Company were approximately $174,000 in 2006.

NOTE 3 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2006, the Company had net capital, as defined, of approximately $395,800, which was approximately $390,800 in excess of its minimum required net capital of approximately $5,000 at December 31, 2006. The Company's ratio of aggregate indebtedness to net capital was .065 to 1 at December 31, 2006.

NOTE 4 — COMMITMENT

The Company, as an introducing broker-dealer, entered into a clearing agreement with a clearing firm. This agreement requires the clearing firm to extend to the Company clearing, execution and other services related to securities business transactions as allowed by rules and regulations governing securities transactions. In consideration for these services, the clearing firm requires the Company to maintain certain minimum deposits, excess net capital, as defined, and guaranteed minimum transaction custody and clearing fees to the clearing firm of $37,500 per quarter. The term of this agreement is for three years from the clearing agreement's approval date of December 13, 2004. This agreement will renew automatically on an annual basis unless terminated by either party. If the agreement is terminated by either the Company or by the clearing firm due to an event of default, during the initial three year term, the Company will be required to pay a termination fee.

NOTE 5 — CONCENTRATIONS OF CREDIT RISK

The Companies' financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Companies place cash and temporary cash investments with high quality credit institutions. At times such investments may be in excess of the FDIC insurance limit.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

CIMAS, LLC d/b/a CURRAN ADVISORY SERVICES
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

Net Capital	
Total member's equity qualified for net capital	$414,472
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	(8,058)
CRD Account	(1,655)
Net capital before haircuts on securities positions	404,759
Haircuts on money market investment (2%)	(8,940)
Net capital	$395,819
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accounts payable	$ 25,763
Total aggregate indebtedness	$ 25,763
Computation of Basic Net Capital Requirement	
6 2/3% of aggregate indebtedness	$ 1,718
Minimum net capital requirement	5,000
Excess net capital over minimum net capital requirement	$390,819
Excess net capital at 1000%*	$393,243

*Calculated as net capital - (total aggregate indebtedness x 10%)

Note: There are no material differences between the company's computation of net capital as filed in Part II A, Quarterly 17a-5 (a) Focus Report, and the above schedule as of December 31, 2006.

OTHER REPORTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
of CIMAS, LLC d/b/a Curran Advisory Services

In planning and performing our audit of the financial statements and supplemental schedule of CIMAS, LLC d/b/a Curran Advisory Services (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 17, 2007

END